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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                  FORM 12b-25
                         Commission File Number 1-9613
                          NOTIFICATION OF LATE FILING


  (Check One): [X] Form 10-K [   ] Form 11-K [   ] Form 20-F [   ] Form 10-Q


                      For Period Ended: December 31, 1998

                   [    ]     Transition Report on Form 10-K

                   [    ]     Transition Report on Form 20-F

                   [    ]     Transition Report on Form 11-K

                   [    ]     Transition Report on Form 10-Q

                   [    ]     Transition Report on Form N-SAR

                   For the Transition Period Ended: ___________________________

        Read instruction before preparing form.  Please print or type.

   NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                  VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

                         PACIFIC PHARMACEUTICALS, INC.
            ------------------------------------------------------
            (Exact name of registrant as specified in its charter)



                             6730 Mesa Ridge Road
                                   Suite A
                          San Diego, California 92121
              ---------------------------------------------------
              (Address of principal executive offices) (Zip Code)



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PART II - RULE 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [X]     (a)     The reasons described in reasonable detail in Part III of
                        this form could not be eliminated without unreasonable effort of expense;
     [X]     (b)     The subject annual report, semi-annual report, transition
                        report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     [ ]     [c]     The accountant's statement or other exhibit required by
                        Rule 12b-25 (c) has been attached if applicable.


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PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

See Attachment I.

Part IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           James Hertzog          (619)                 550-3900
           -------------       -----------         ------------------
               (Name)          (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15 (d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the
     answer is no, identify reports(s).  [X]     Yes     [   ]     No

 (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?  [X]     Yes     [   ]    No

     See Attachment II


===============================================================================


                         Pacific Pharmaceuticals, Inc.
                 --------------------------------------------
                 (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date June 26, 1998                      By /s/   H. Laurence Shaw, M. D.
     ----------------------                -------------------------------
                                           H. Laurence Shaw, M.D.
                                           Chairman, President and
                                           Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (see 18 U.S.C. 1001).

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                 Pacific Pharmaceuticals, Inc. (the "Company")
                                  Form 12b-25
        Annual Report on Form 10-K for the Period Ended March 31, 1998

                                 ATTACHMENT I

The Company is not able to file its Annual Report on Form 10-K for the year ended March 31, 1998 within the prescribed time period without unreasonable effort or expense. In the course of the annual audit of the Company's financial statements, the Company became aware that it would be necessary for it to determine the fair value of warrants to purchase common stock which were issued as part of the Company's 1997 private place equity financing. In that regard, the Company engaged an independent valuation firm, however, the valuation engagement was started late in the annual audit process and will cause an unanticipated delay in the filing of the Company's Form 10-K by June 29, 1998. The Company will file the Form 10-K within the time prescribed by Rule 12b-25.

                                 ATTACHMENT II

The Company anticipates that the convertible preferred stock dividends, net loss applicable to common stockholders and net loss per share of common stock reported on the Consolidated Statement of Operations for the year ended March 31, 1998 will be significantly greater than the amounts reported for the prior year (as restated). The Company also plans to restate the amounts reported for the year ended March 31, 1997 on the Consolidated Statement of Operations for convertible preferred stock dividends, net loss applicable to common stockholders and net loss per share of common stock, due to the warrant valuation in progress and reported in Attachment I.



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